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                                            Filed by Destron Fearing Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                    Subject Company: Destron Fearing Corporation
                                                   Commission File No. 000-18342


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
FROM:                                                                  FOR:

BlueFire Partners                                                      Destron Fearing Corp.
1300 Fifth Street Towers, 150 S. 5th St.                               490 Villaume Avenue
Minneapolis, Minn.  55402                                              South St. Paul, Minn. 55075
Contact- Doug Ewing or Tom Langenfeld  (612) 371-0000                  Contact-Tom Patin (651) 455-1621
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FOR IMMEDIATE RELEASE


                DESTRON FEARING ANNOUNCES ADJOURNMENT OF MEETING




         SOUTH ST. PAUL, Minn., Aug. 25, 2000 - Destron-Fearing Corporation (Nasdaq:DFCO) announced that it has adjourned its Special Shareholder meeting until 6 p.m. CDT, Sept. 7, 2000, to vote on the proposed merger of DFCO into an Applied Digital Solutions, Inc. (Nasdaq:ADSX) affiliate. A favorable vote of a majority of the outstanding common stock of DFCO is a required step in order to approve the merger.

         The results of voting to date are as follows:

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
                  For               6,336,563 - 46% of total shares outstanding

                  Against           2,100,049 - 15% of total shares outstanding

                  Abstain              26,965 - 0.2% of total shares outstanding
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         The adjourned meeting will be held at the Sheraton Midway Hotel in St.
Paul, Minnesota.

         Destron Fearing Corporation, based in South St. Paul, Minn., has been in the animal identification business since 1945 and manufactures a broad line of electronic and visual identification devices and information systems for companion animals, livestock, laboratory


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animals, fish and wildlife. The company owns patents worldwide in microchip technology and is a leader in the world evolution of radio frequency animal identification. For more information about Destron Fearing Corporation, visit the company's web site at: WWW.DESTRONFEARING.COM.

         Applied Digital Solutions, its directors, executive officers and employees may be soliciting proxies from Applied Digital Solutions' shareholders in favor of the merger. Information concerning Applied Digital Solutions' participants in the solicitation was filed on June 27, 2000 with the SEC in the joint proxy statement/prospectus. In addition, Destron Fearing, its directors and employees may be soliciting proxies from Destron Fearing stockholders in favor of the merger. Information concerning Destron Fearing's participants in the solicitation was filed with the SEC on June 27, 2000 in the joint proxy statement/prospectus.

         Destron Fearing and Applied Digital Solutions have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). DESTRON URGES INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Destron Fearing will be available free of charge from Destron Fearing Corporation, 490 Villaume Avenue, South St. Paul, MN 55075; Attention: James Santelli, Chief Financial Officer, Telephone (651) 552-6325. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.


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